Exhibit 12

McCormick & Company, Inc

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	May 31	Year ended November 30th
	2011	2010	2009	2008	2007	2006

Net income from consolidated operations	136.4	344.7	283.5	237.2	210.2	158.3
Income tax expense	60.4	118.0	133.0	100.6	92.2	64.7

Income from consolidated operations before income taxes	196.8	462.7	416.5	337.8	302.4	223.0

Plus fixed charges:
Interest expense	24.5	49.3	52.8	56.7	60.6	53.7
Capitalized interest	—	—	0.2	0.9	—	—
Interest included in rent expense	4.6	9.1	8.9	9.2	9.0	8.5

Total fixed charges	29.1	58.4	61.9	66.8	69.6	62.2

Plus:
Amortization of capitalized interest	0.5	1.2	1.2	1.1	1.2	1.1
Dividends from unconsolidated subsidiaries	10.5	18.0	10.9	13.4	19.5	18.4

	11.0	19.2	12.1	14.5	20.7	19.5
Less:
Capitalized interest	—	—	(0.2)	(0.9)	—	—

Adjusted earnings	236.9	540.3	490.3	418.2	392.7	304.7

Ratio of earnings to fixed charges	8.15	9.25	7.92	6.26	5.64	4.90